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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---

                        Specialty Teleconstructors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   847517 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Tommie R. Carpenter
                              1930 Lewis Street SE
                               Salem, Oregon 97302
                                 (503) 375-9939
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 29, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. -----

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).""

                                                                          1 of 9

CUSIP No. 847517 10 9

 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Tommie R. Carpenter
      --------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   X
            --------------------------------------------------------------------

      (b)   --------------------------------------------------------------------

 3.   SEC Use Only -------------------------------------------------------------

 4.   Source of Funds (See Instructions)

      OO
      --------------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------------

 6.   Citizenship or Place of Organization

      United States of America
      --------------------------------------------------------------------------

                          7.  Sole Voting Power

      Number of               348,600
                              --------------------------------------------------
      Shares
                          8.  Shared Voting Power
      Beneficially
                              1,931,400
      Owned By                --------------------------------------------------

      Each                9.  Sole Dispositive Power

      Reporting               348,600
                              --------------------------------------------------
      Person
                         10.  Shared Dispositive Power
      With
                              1,931,400
                              --------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,280,000
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


      --------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      15.2%
      --------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
      --------------------------------------------------------------------------

                                                                          2 of 9

CUSIP No. 847517 10 9

 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Virginia L. Carpenter
      --------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   X
            --------------------------------------------------------------------

      (b)   --------------------------------------------------------------------

 3.   SEC Use Only -------------------------------------------------------------

 4.   Source of Funds (See Instructions)

      OO
      --------------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------------

 6.   Citizenship or Place of Organization

      United States of America
      --------------------------------------------------------------------------

                          7.  Sole Voting Power

      Number of               0
                              --------------------------------------------------
      Shares
                          8.  Shared Voting Power
      Beneficially
                              1,931,400
      Owned By                --------------------------------------------------

      Each                9.  Sole Dispositive Power

      Reporting               0
                              --------------------------------------------------
      Person
                         10.  Shared Dispositive Power
      With
                              1,931,400
                              --------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,931,400
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


      --------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      12.9%
      --------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
      --------------------------------------------------------------------------

                                                                          3 of 9

CUSIP No. 847517 10 9

 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Carpenter Family Investment LLC
      --------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   X
            --------------------------------------------------------------------

      (b)   --------------------------------------------------------------------

 3.   SEC Use Only -------------------------------------------------------------

 4.   Source of Funds (See Instructions)

      OO
      --------------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------------

 6.   Citizenship or Place of Organization

      United States of America
      --------------------------------------------------------------------------

                          7.  Sole Voting Power

      Number of               0
                              --------------------------------------------------
      Shares
                          8.  Shared Voting Power
      Beneficially
                              1,931,400
      Owned By                --------------------------------------------------

      Each                9.  Sole Dispositive Power

      Reporting               0
                              --------------------------------------------------
      Person
                         10.  Shared Dispositive Power
      With
                              1,931,400
                              --------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,931,400
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


      --------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      12.9%
      --------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      00
      --------------------------------------------------------------------------

                                                                          4 of 9

CUSIP No. 847517 10 9

 1.   Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).

      Carpenter Family Living Trust
      --------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   X
            --------------------------------------------------------------------

      (b)   --------------------------------------------------------------------

 3.   SEC Use Only -------------------------------------------------------------

 4.   Source of Funds (See Instructions)

      OO
      --------------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      --------------------------------------------------------------------------

 6.   Citizenship or Place of Organization

      United States of America
      --------------------------------------------------------------------------

                          7.  Sole Voting Power

      Number of               0
                              --------------------------------------------------
      Shares
                          8.  Shared Voting Power
      Beneficially
                              1,931,400
      Owned By                --------------------------------------------------

      Each                9.  Sole Dispositive Power

      Reporting               0
                              --------------------------------------------------
      Person
                         10.  Shared Dispositive Power
      With
                              1,931,400
                              --------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,931,400
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


      --------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      12.9%
      --------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      00
      --------------------------------------------------------------------------

                                                                          5 of 9

     This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on or about July 7, 1997 (collectively, the "Schedule 13D"), by Tommie R. Carpenter with respect to the Common Stock, $0.01 par value, of Specialty Teleconstructors, Inc. (the "Issuer").

Item 1. Security and Issuer

     No material change.

Item 2. Identity and Background

     This statement is filed by Tommie R. Carpenter, an individual, Virginia L. Carpenter, an individual, Carpenter Family Investment, LLC, an Oregon limited liability company (the "LLC"), and the Carpenter Family Living Trust (the "Trust"). Mr. Carpenter, Mrs. Carpenter, the LLC and the Trust are sometimes collectively referred to herein as the "Group."

     Mr. Carpenter is Chief Executive Officer of Microwave Tower Service, Inc., and his business address is at 1930 Lewis Street SE, Salem, Oregon 97302. During the last five years, Mr. Carpenter has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has Mr. Carpenter been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Carpenter is a citizen of the United States.

     Mrs. Carpenter's business address is at 1930 Lewis Street SE, Salem, Oregon 97302. During the last five years, Mrs. Carpenter has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has Mrs. Carpenter been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Carpenter is a citizen of the United States.

     The LLC's business address is at 1930 Lewis Street SE, Salem, Oregon 97302. During the last five years, the LLC has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The LLC is organized under the laws of the state of Oregon.

     The Trust's business address is at 1930 Lewis Street SE, Salem, Oregon 97302. During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Trust is organized under the laws of the state of Oregon.

                                                                          6 of 9

Item 3. Source and Amount of Funds or Other Consideration

     The securities subject to this Schedule 13D were originally acquired by Mr. Carpenter on June 28, 1997, pursuant to a certain Agreement and Plan of Merger ("Merger Agreement") among Microwave Tower Service, Inc. ("Microwave Tower"), each of the Shareholders of Microwave Tower Service, Inc., Speciality Teleconstructors, Inc. ("Issuer"), and MTS Acquisition, Inc. ("MTS"), the shareholders of Microwave Tower agreed to merge with Issuer. In return for such agreement to merge, the shareholders of Microwave Tower received forty-seven thousand six-hundred (47,600) shares of Common Stock, par value $.01 per share, of the Issuer in exchange for each share of Microwave Tower Common Stock, no par value. Pursuant to the Merger Agreement, Mr. Carpenter exchanged all of the 50 outstanding shares of Microwave Tower owned by him for a total of 2,380,000 shares of the Issuer's Common Stock.

     On May 29, 1998, Mr. Carpenter transferred 500,000 shares to Mrs. Carpenter and 1,500,000 shares to the LLC. Mrs. Carpenter transferred 500,000 shares to the LLC. On May 30, 1998, Mr. & Mrs. Carpenter transferred their respective membership interests in the LLC to the Trust.

Item 4. Purpose of Transaction

     No member of the Group has any present plans or proposals which result to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Carpenter beneficially owns 2,280,000 shares of the Issuer's Common Stock, representing 15.2% of the class.

     Mrs. Carpenter beneficially owns 1,931,400 shares of the Issuer's Common Stock, representing 12.9% of the class.

     The LLC beneficially owns 1,931,400 shares of the Issuer's Common Stock, representing 12.9% of the class.

     The Trust beneficially owns 1,931,400 shares of the Issuer's Common Stock, representing 12.9% of the class.

     (b) Of the shares of Common Stock beneficially owned by Mr. Carpenter, Mr. Carpenter has the sole power to vote, or to direct the vote of, and to dispose, or to direct the disposition of 348,000 shares. Of the shares of Common Stock beneficially owned by Mr. Carpenter, Mr. Carpenter has the shared power to vote, or to direct the vote of, and to dispose, or to direct the disposition of 1,931,400 shares.

     Of the shares of Common Stock beneficially owned by Mrs. Carpenter, Mrs. Carpenter has the shared power to vote, or to direct the vote of, and to dispose, or to direct the disposition of all 1,931,400 shares.

     Of the shares of Common Stock beneficially owned by the LLC, the LLC has the shared power to vote, or to direct the vote of, and to dispose, or to direct the disposition of all 1,931,400 shares.

                                                                          7 of 9

     Of the shares of Common Stock beneficially owned by the Trust, the Trust has the shared power to vote, or to direct the vote of, and to dispose, or to direct the disposition of all 1,931,400 shares.

     (c) In addition to the transfers among the members of the Group described in Item 3 above, the following are transactions effected by the persons listed in paragraph (a) above within the past sixty days. Each transaction was effected in an ordinary brokerage transaction.

Tommie R. Carpenter:

             Date of                   No. of                     Price
           Transaction               Shares Sold                Per Share
           -----------               -----------                ---------

             7/1/98                    23,800                     $36.5234
             7/2/98                     1,000                     $36.0000
             7/6/98                     3,000                     $36.0000
             7/8/98                     3,600                     $36.3368

Carpenter Family Investment LLC:

             Date of                   No. of                     Price
           Transaction               Shares Sold                Per Share
           -----------               -----------                ---------

             7/9/98                     8,600                     $36.0000
             7/23/98                   40,000                     $42.0078
             7/24/98                   20,000                     $42.3750

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Carpenter is a party to that certain Post-Merger Stockholders Agreement with the Issuer and certain of its shareholders (the "Stockholders Agreement"), dated as of April 23, 1998. Pursuant to the Stockholders Agreement, Mr. Carpenter, together with certain of the Issuer's other stockholders is entitled to designate up to four directors of the Board of Directors of the Issuer, dependent upon the percentage of the Issuer Common Stock owned by Mr. Carpenter and the other stockholders. Also pursuant to the terms of the Stockholders Agreement, the Issuer has the right of first offer upon the proposed transfer of certain shares of the Issuer Common Stock that are subject to the Stockholders Agreement. The description of the Stockholders Agreement contained herein is qualified in its entirety by reference to the definitive agreement, which is filed herewith as Exhibit 7.2.

Item 7. Exhibits

     7.1 Agreement and Plan of Merger among Microwave Tower Service, Inc., each of the Shareholders of Microwave Tower Service, Inc., Speciality Teleconstructors, Inc., and MTS Acquisition, Inc., dated June 30, 1997 (previously filed).

                                                                          8 of 9

     7.2  Joint Filing Agreement.

     7.3 Post-Merger Stockholders Agreement (the "Stockholders Agreement"), dated as of April 23, 1998.





Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





     August 4, 1998                    TOMMIE R. CARPENTER
     --------------                    -----------------------------------------
          Date                         Tommie R. Carpenter

                                                                          9 of 9